Exhibit 99.1

NEWS RELEASE

OLYMPUS’ SPECIAL MEETING ADJOURNED

TORONTO, December 17, 2007 - Olympus Pacific Minerals Inc. (the “Company”) (TSX: OYM) announces that at its Special Meeting (the “Meeting”) today the Meeting was adjourned to 3:00 p.m. on Friday, December 21, 2007 in order to enable the Company to conduct a sufficient review of variances found in the proxy tabulation and ensure proper voting on the two resolutions to ratify the amended and restated shareholder rights plan agreement.  The adjourned Meeting will be held in the Boardroom of the Company’s offices in Suite 500, 10 King Street East, Toronto, Ontario.

ON BEHALF OF THE BOARD OF DIRECTORS OF
OLYMPUS PACIFIC MINERALS INC.

David A. Seton, Executive Chairman

For further information contact:

David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com